





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNFP CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 3RD AVE., SUITE 900
(No. and Street)

NASHVILLE	TN	37201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER OSBORNE (615) 743-8455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name – *if individual, state last, first, middle name*)

201 FRANKLIN RD, BOX 1869	BRENTWOOD	TN	37024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, ROGER OSBORNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNFP CAPITAL MARKETS, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF TENNESSEE NOTARY PUBLIC
LESLIA HARLAN
DAVIDSON COUNTY
MY COMMISSION EXPIRES 9-6-2022

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNFP CAPITAL MARKETS, INC.

Financial Statements
For the Fiscal Year End
December 31, 2019
With
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PNFP Capital Markets, Inc. as of December 31, 2019, the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, In all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year ten ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on PNFP Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PNFP Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 10 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as PNFP Capital Markets, Inc.'s auditor since 2016.

Brentwood, Tennessee
February 19, 2020

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	231,156
Prepaid expenses and other assets		48,378
Accounts receivable		62,500
Total Assets	$	342,034

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	2,445
Payable to Parent, net		26,527
Total Liabilities		28,972

Stockholder's equity

Common stock, no par value, 100 shares authorized and issued	-
Additional paid-in capital	1,350,000
Accumulated deficit	(1,036,938)
Total Stockholder's Equity	313,062

Total Liabilities and Stockholder's Equity	$	342,034

PNFP CAPITAL MARKETS, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2019

Revenues		
Investment banking fees	$	247,500
Total revenues		247,500
Expenses		
Personnel compensation and benefits		433,996
Business insurance		67,619
Professional services		55,505
IT, data and communications		51,136
Occupancy and equipment		43,511
Administrative and office expense		40,764
Travel, meals and entertainment		28,885
Licenses and registration		6,883
Other expenses		2,824
Total expenses		731,123
Loss before income taxes		(483,623)
Income taxes benefit		(126,419)
Net loss	$	(357,204)

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Par Value			
Balance at December 31, 2018	100	$0	$ 850,000	$ (679,734)	$ 170,266
Capital contribution			500,000		500,000
Net loss				(357,204)	(357,204)
Balance at December 31, 2019	100	$0	$ 1,350,000	$ (1,036,938)	$ 313,062

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net loss before -	$	(357,204)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in accounts receivable		(37,500)
Change in prepaid expenses and other assets		16,971
Change in accounts payable		335
Change in deferred revenues		(32,500)
Change in payable to Parent		8,548
Net cash used by operating activities		(401,350)
Cash flows from financing activities		
Proceeds from capital contribution		500,000
Net cash provided by financing activities:		500,000
Net increase in cash and cash equivalents		98,650
Cash and cash equivalents		
Beginning of period		132,506
End of period	$	231,156

See accompanying notes.

5

1. Organization

PNFP Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its bank account in a high credit quality institution. Deposits at times may exceed federally insured limits.

Allocation of Expenses
The Company entered into an expense-sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year.

Income Taxes
The Company entered into a tax-sharing agreement with Parent effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company earns revenue from the following advisory services: Merger & Acquisition; Private Placement of Debt & Equity; and Other Advisory & Consulting. The Company recognizes revenue for these advisory services as follows:

Merger and Acquisition Advisory: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction price and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed, normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Private Placements of Debt and Equity: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction amount and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Other Advisory and Consulting: Revenue is based on the scope of work outlined in the engagement letter and is generally structured as an engagement fee or retainer fee. Engagement or retainer fee revenue is recognized as the scope of work is completed.

Revenue from all services is recognized as outlined above and in accordance with the Company's revenue recognition policy.

PNFP CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2019

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2014-02, Leases (Topic 842), a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee is required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management evaluated the effect of this pronouncement and found no impact on the financial statements and related disclosures.

Date of Management's Review
Subsequent events were evaluated through February 19, 2020, the date the financial statements were available to be issued.

3. Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $520,356 for the year ended December 31, 2019. Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2019, the Company had a net payable to Parent of $26,527.

The Company received 14% of its revenue from Parent for investment banking services provided by the Company.

4. Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision for income taxes benefit is composed of the following:

Current

Federal	$	(101,561)
State		(24,858)
	$	(126,419)

5. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $202,184 which was $197,184 in excess of its required net capital of $5,000, and its percentage of aggregate indebtedness to net capital was 14.33%.

6. Concentration of Revenue

Forty-four (44%) percent of the revenue was earned from three customers.

7. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2019.

8. Subsequent Events

On January 10, 2020, the Company closed an investment banking deal and received $2,515,000 in investment banking fees, which consisted of $50,000 of advisory fees, earned, due, and included in accounts receivable as of December 31, 2019, and a $2,465,000 success fee earned on the closing date.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2019

NET CAPITAL:

Total stockholder's equity	$	313,062
Less:		
Prepaid expenses and other assets		48,378
Accounts receivables		62,500
		110,878
Net capital before haircuts		202,184
Less haircuts		-
Net capital		202,184
Minimum net capital required		5,000
Excess net capital	$	197,184
Aggregate indebtedness	$	28,972
Percentage of aggregate indebtedness to net capital		14.33%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2019.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Pinnacle
PNFP CAPITAL MARKETS, INC.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 19, 2020

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN 37024

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

PNFP Capital Markets, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Roger D Osborne

Name: Roger Osborne

Title: President/CEO

150 3rd Avenue South
Suite 900
Nashville, TN 37201
(865) 250-1848
Member SIPC/FINRA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) PNFP Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PNFP Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) PNFP Capital Markets, Inc. stated that PNFP Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PNFP Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
February 19, 2020